BG Strategic Advisors, LLC
Schedule I – Computation and Reconciliation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

Net capital:		
Total member's equity	$	214,466
Addition and/or credits:		
Non-refundable deferred revenues		-
Deduction and/or charges:		
Non-allowable assets:		
Accounts receivable		3,085
Property and equipment, net		-
Prepaid expenses		17,871
Deposits		4,000
Related parties receivable		-
Total non-allowable assets		24,956
Other deductions and/or charges		-
Total deductions and/or charges		24,956
Net capital before haircuts on securities positions		189,510
Haircuts on securities		12,297
Net capital	$	177,213
Minimum net capital required - 6 2/3% of aggregate indebtness included in the Statement of Financial Condition or $5,000, whichever is greater		28,315
Excess net capital		148,898
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition		425,340
Less: non-refundable deferred revenues		615
Aggregate indebtedness		424,725
Ratio of aggregate indebtedness to net capital		239.67%
Reconciliation:		
Reconciliation with Company's computation (included in Part II of Form X-17 A-5) as of December 31, 2015		
Net capital, as reported in Company's Part II		177,213
Audit adjustments		-
Net capital, per December 31, 2015 audited report, as filed	$	177,213

There are no material differences between the computation of net capital per the FOCUS report at December 31, 2015 as compared to the computation of net capital as shown above.